Testing the Waters Materials Related to Series #21MG1.DR

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MERCEDES AMG

GT BLACK SERIES

ONE EDITION

MERCEDES - BENZ
W1KYJ8BA1MA043272
LACKIERUNG : KUNSTHARZ DB GT
FINISH: SYNTHETIC RESIN VARNISH
Bitte Oberfläche nach den Richtlinien pflegen
Please treat the surface according to the instructions

Owner: *Philipp Tur*

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Comparable Asset	Sale Date	Sale Price	Source/ Sale Venue

#21MG1

'21 MERCEDES AMG GT BLACK SERIES

mark in history, setting the production car lap record on the Nürburgring Nordschleife. Beneath the bonnet lies a 720 horsepower, 4.0 Litre V8 Biturbo Naturally Aspirated 32-valve DOHC engine, catapulting from 0–60 in 3.1 seconds and achieving 124 mph in under 9 seconds. #21MG1 is among the exclusive Niki Lauda Red Star Tribute models, made specifically for those

#21MG1 | *Visuals*

#21MG1 is a tribute to Niki Lauda, the famed driver who was inducted into the International Motorsports Hall of Fame in 1993.

LAUNCH GALLERY ›

#21MG1 | *Timeline*

Jan. 1886 — Karl Benz patents the Benz Patent-Motorwagen, widely regarded as the first production automobile designed to be propelled by an internal combustion engine. This would lay the foundations for the formation of Mercedes-Benz.

Jun. 1926 — Daimler-Motoren-Gesellschaft and Benz & Cie. merge to form Daimler-Benz AG, adopting the Mercedes-Benz brand for their automobiles.

Jun. 1967 — Mercedes-Benz performance division, AMG (Aufrecht Melcher Grossaspach), is founded by former Mercedes engineers Hans Werner Aufrecht and Erhard Melcher.

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#21MG.DR

'21 MERCEDES AMG GT BLACK SERIES

COMING SOON

RSE Archive, LLC is "testing the waters" to gauge market demand from potential investors for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. "Share" or "Stock" refers to interests in a series of RSE Archive, LLC. This communication does not constitute a solicitation to purchase or an offer to sell securities - visit our website rallyrd.com for full terms & conditions. Full details and disclaimers on http://rallyrd.com/disclaimer.

DESCRIPTION OF THE SERIES 2021 MERCEDES AMG GT

Investment Overview

•Upon completion of the Series #21MG1.DR Offering, Series #21MG1.DR will purchase a 2021 Mercedes Aufrecht Melcher Grossaspach Grand Tourer Black Series as the underlying asset for Series #21MG1.DR (the “Series 2021 Mercedes AMG GT” or the “Underlying Asset” with respect to Series #21MG1.DR, as applicable), the specifications of which are set forth below.

•According to MotorTrend: “meet the Mercedes-AMG GT Black Series, a car built for one reason and one reason only: to set the production car lap record on the Nürburgring Nordschleife. Guess what: The mighty AMG did exactly that, beating out the Lamborghini Aventador SVJ's 6:44.97 record run by more than a second, with a time of 6:43.62. Impressive, especially when you consider the GT Black Series' time is a massive 21-second improvement over the AMG GT R Pro's 'Ring performance.”

•According to Car and Driver: “The new Black Series takes up the mantle as the ultimate GT coupe: It's essentially a street-legal race car. Along with using more lightweight materials and a host of track-focused modifications, it features a flat-plane-crank version of AMG's twin-turbo V-8 and makes a whopping 720 horsepower.”

•The Underlying Asset is a 2021 Mercedes Aufrecht Melcher Grossaspach Grand Tourer Black Series.

Asset Description

Overview & Authentication

•Mbusa.com, an official Mercedes website stated: “For underneath the hood is the most powerful AMG V8 engine, methodically configured by Affalterbach’s engineers to deliver optimal firing at minimal displacement. It achieves a staggering 720 horsepower and 590 lb-ft of torque, races from 0–60 in 3.1 seconds, and reaches 124 mph in fewer than 9 seconds. Based closely on the racing program’s GT3, the GT Black Series is as close as you can get to the real thrill of the race. Not only is it the most powerful AMG ever, it’s also the most aerodynamic, contains the most intelligent mix of materials and boasts the most impressive driving dynamics… This vehicle has been sculpted and refined to achieve the highest output and the purest dynamics. The wide radiator intake — adapted directly from the GT3 — eliminates the need for separate intakes near the wheel wells. Semicircular flics and air curtains increase downforce. The large, carbon-fiber outlets on the hood likewise help improve downforce and high-speed control. And the rear spoiler can mechanically adjust to driving conditions, allowing for an optimal balance between speed and stability. Bringing further control is the GT’s AMG coil-over suspension, adapted from motorsports technology. Paired with AMG RIDE CONTROL, it ensures the utmost stability and comfort, even while cornering or braking at high speed.”

•The first Mercedes-AMG Black Series was the Mercedes-Benz SLK 55 AMG Coupe. From the Mercedes-amg.com website: “The series began with the Safety Car in 2004 and 2005. With an all-round update consisting of a modified chassis, more powerful brakes and, above all, a fixed hardtop, the SLK was transformed from a roadster into a coupé, setting the tone for its successors. Even then, the SLK 55 AMG Black Series embodied the AMG brand claim of "Driving Performance": a combination of tangible driving dynamics, superior sportiness, unique technology and low fuel consumption figures.”

•According to Britannica.com: “Niki Lauda, byname of Andreas Nikolaus Lauda, (born February 22, 1949, Vienna, Austria—died May 20, 2019, Vienna), Austrian race-car driver who won three Formula One (F1) Grand Prix world championships (1975, 1977, and 1984), the last two of which came after his remarkable comeback from a horrific crash in 1976 that had left him severely burned and near death.”

•According to Britannica.com: “The rivalry between Lauda and Hunt during the 1976 F1 season was the basis of Ron Howard’s film Rush (2013). Lauda was inducted into the International Motorsports Hall of Fame in 1993.”

•Niki Lauda passed away on May 20, 2019. BBC reported: “Three-time Formula 1 world champion Niki Lauda has died at the age of 70. Lauda, who underwent a lung transplant in August, "passed away peacefully" on Monday, his family said.”

•In an interview with Mercedesblog.com, Lauda gives a tour of his private garage, when asked what he is currently driving Lauda stated: “For two weeks I have a Mercedes-AMG GT S. I have long struggled with myself, if I can afford to drive such a car. I’m recognized everywhere with my red cap. When I drive the 30 kilometers from the office to the airport in the city in comfort mode, I need 9.8 liters. As soon as I am out of Vienna, I turn on a mode programmed for me. Exhaust sound barks and I push the gas. The hunt is on.”

•The 1 of 3 red star is a tribute to Niki Lauda. This is reflective of a similar design that will continue to appear on the Mercedes W10 F1 racing vehicle, also honoring Lauda. Planetft.com reports: “Lauda passed last Monday, losing his battle against ill health. Mercedes paid tribute to the 70-year-old in Monaco with their W10 sporting a red halo and a single red star. But while the halo was just for Monaco, Wolff says the red star will remain on the cars.”

•According to Motor1.com: “Ok, but what does it have to do with this AMG GT Black Series? Well, the boys and girls from Affalterbach have developed a special version of their sixth BS model exclusively for future owners of the hypercar. German magazine Mercedes-Fans is reporting this decision was taken to soften the blow caused by the multiple delays that have plagued the hypercar’s launch.”

•Nurburgring 24 Hour Winner Maro Engel is quoted on Mercedes-amg.com: “That was a really impressive ride… With speeds of up to almost 270 km/h in the Kesselchen section of the track or well over 300 km/h on the long Döttinger Höhe straight, the AMG GT Black Series is significantly faster than my GT3 race car. To finally drive around the Nordschleife in 6:48.047 minutes with a production road car in these track conditions is really awesome. Like my GT3 race car, the AMG GT Black Series offers a lot of adjustment possibilities, all of which enabled me to create a setup that was tailor-made for me.”

•According to Group.mercedes-benz.com: “On January 29, 1886, Carl Benz applied for a patent for his “vehicle powered by a gas engine.” The patent – number 37435 – may be regarded as the birth certificate of the automobile. In July 1886 the newspapers reported on the first public outing of the three-wheeled Benz Patent Motor Car, model no. 1.”

•According to Group.mercedes-benz.com: “The Mercedes-Benz brand was born under a lucky star: the current trademark comprising a three-pointed star in a laurel wreath was created in 1925 – in time for the merger between Daimler-Motoren-Gesellschaft (DMG) and Benz & Cie., which together became Daimler-Benz AG, in summer 1926.”

•According to Mercedes-amg.com: “Reputation was not enough for Aufrecht, however: his vision was to offer road vehicles modeled after the successful racing car. In late 1966 he left Mercedes-Benz and persuaded Melcher to venture into a shared business with him. In 1967, they founded the “Aufrecht Melcher Großaspach Ingenieurbüro, Konstruktion und Versuch zur Entwicklung von Rennmotoren” (“Aufrecht Melcher Großaspach engineering firm, design and testing for the development of racing engines"). The headquarters were a former mill in the nearby municipality of Burgstall. Very quickly, the engines that were revamped there became a must for private racing teams.”

•Finnish racing driver Valtteri Viktor Bottas is the owner of one of the three Niki Lauda Red Star Tribute 2021 AMG GT Black Series vehicles. According to Mercedesblog.com, which includes an image gallery highlighting the Lauda red star: “Valtteri Bottas just got his brand-new Mercedes-AMG GT Black Series delivered. It is a nice consolation for the Finn after the Belgian Grand Prix.”

Ownership & Maintenance History

•The Underlying Asset is a 7-speed auto-shift manual example with no previous owner showing just 42 miles.

•The Underlying Asset retains its original and matching number drivetrain.

Notable Features

•The Underlying Asset is finished an AMG “W10” inspired Cirrus Silver/Obsidian Black with Motorsport Star Pattern.

•The Underlying Asset is 1 of only 275 Series One Edition 2021 AMG GT Black Series examples produced.

•The Underlying Asset is one of the few Niki Lauda Red Star Tribute 2021 AMG GT Black Series examples produced.

•The Underlying Asset has a 4.0 Litre V8 Biturbo Naturally Aspirated 32-valve DOHC Engine

Notable Defects

•The Underlying Asset presents in excellent condition, commensurate with mileage and frequency of servicing.

Details

Series 2021 Mercedes AMG GT
Year	2021
Make	Mercedes
Model	AMG GT Black Series One Edition
VIN #	W1KYJ8BA1MA043272
Mileage	42 Miles
Production Total	1,700 (Base Model)
Rarity	275 (Series 1 Edition)
Manufactured In	Germany
Engine Type	4.0L V-8
Transmission Type	7-Speed, Automatic
Restored	No
Modifications	None
Original Paint	Yes
Original Paint Color	Obsidian Black (Project One Livery)
Matching Numbers	Yes
Original Engine	Yes
Original Transmission	Yes
Original Interior	Yes
Original Interior Color	Black
Original Books	Yes
Original Tools	Yes
Notable Feature	One of Three Red Star Edtions

Designer	Michael Schiebe
0-60 mph.	2.9 sec (est.)
1/4 Mile	10.6 sec (est.)
Top Speed	202 mph (est.)
LHD / RHD	LHD

Depreciation

The Company treats automobile assets as collectible and therefore will not depreciate or amortize the Series 2021 Mercedes AMG GT going forward.